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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (AMENDMENT NO. _____)*

                                     ----
                       VLASIC FOODS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  928559 10 3
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                                (CUSIP Number)

 JOHN FALKNER, 35100 S.R. 64 EAST, MYAKKA CITY, FL 34251, TEL: (941) 322-2014
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                OCTOBER 3, 2000
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


---------------
        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following pages)

                              (Page 1 of 6 Pages)


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CUSIP NO.   928559 10 3                13D      PAGE    2     OF    6    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  JOHN FALKNER               38-2049694
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                  WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                  US
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER           2,410,500
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                 0
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER              0
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER            0

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   2,410,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
                  IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.      928559 10 3            13D                 PAGE  3  of  6  PAGES
         ---------------------                                -----  -----


Item 1.  Security and Issuer

         This Statement on Schedule 13D is filed in respect of the beneficial ownership of Common Stock, without par value ("Common Stock"), of Vlasic Foods International, Inc. (the "Issuer").

         The address of the principal executive offices of the Issuer is:

         Vlasic Plaza, Six Executive Campus, Cherry Hill, NJ 08002-4112


Item 2.  Identity and Background

         a.       The name of the person filing this statement is John Falkner.

         b.       His address is 35100 S.R. 64 East, Myakka City, FL 34251.

         c.       The principal occupation of John Falkner is Farmer.

         d. During the last five years, John Falkner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, John Falkner has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f.       John Falkner is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

         All securities reported were acquired by John Falkner through open market purchases at various times in the aggregate amount of $3,388,369.17. The source of funds used was the working capital of John Falkner. No portion of the funds were borrowed or otherwise obtained.

Item 4.  Purpose of Transaction

         John Falkner currently beneficially holds shares of Common Stock of the Issuer as an investment. He may, subject to applicable securities laws, market conditions and his assessment of the business prospects of the Issuer, acquire additional shares of Common Stock from time to time through open market purchases or otherwise. Although John Falkner has no present intention of selling shares of Common Stock, he may decide in the future to dispose of any or all of the shares of Common Stock currently beneficially owned by him.

         Other than as discussed above, John Falkner currently has no plans or proposals (but reserves the right to develop such plans and proposals) which relate to or would result in any of the following actions:

         a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

CUSIP No.      928559 10 3            13D                 PAGE  4  of  6  PAGES
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         d.       Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e. Any material change in the present capitalization or dividend policy of the issuer;

         f. Any other material change in the issuer's business or corporate structure;

         g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j.       Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         As of October 3, 2000, John Falkner is the beneficial owner of 2,410,500 shares of Common Stock, or approximately 5.0% of the outstanding shares of Common Stock, in respect of which he has sole dispositive power and voting power as to all of said shares.

         During the past 60 days, John Falkner effected the following transactions in the class of securities reported, all of which transactions consisted of open market purchases on the New York Stock Exchange:

        Date                 Number of Shares                Price per share
        ----                 ----------------                ---------------

       08/04/00                    50000                          1.625
       08/04/00                     1000                          1.625
       08/04/00                    14000                          1.625
       08/04/00                     5000                          1.625
       08/04/00                     5000                          1.625
       08/04/00                    25000                          1.625
       08/10/00                    17400                          1.563
       08/14/00                    30000                          1.563
       08/14/00                    30000                          1.563
       08/23/00                    43800                          1.563
       08/24/00                     5400                          1.563
       08/28/00                     3000                          1.625
       08/28/00                    15000                          1.625
       08/28/00                    15000                          1.625
       08/29/00                    10000                          1.625
       08/29/00                     7000                          1.625
       08/29/00                    15000                          1.625
       08/29/00                    15000                          1.625
       08/30/00                     1200                          1.625
       08/30/00                     1200                          1.625
       08/30/00                     2300                          1.563
       08/31/00                     1000                          1.625
       08/31/00                     5000                          1.625
       08/31/00                     4400                          1.563
       08/31/00                    20000                          1.625
       08/31/00                      200                          1.625




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CUSIP No.      928559 10 3            13D                 PAGE  5  of  6  PAGES
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Item 5   Continued


         Date                 Number of Shares             Price Per Share
         ----                 ----------------             ---------------

       09/07/00                     2500                          1.563
       09/07/00                    10000                          1.625
       09/07/00                    15000                          1.625
       09/08/00                    40800                          1.563
       09/21/00                    20000                          1.500
       09/21/00                    50000                          1.500
       09/21/00                    50000                          1.500
       09/21/00                    50000                          1.500
       09/21/00                   150000                          1.500
       09/21/00                    50000                          1.500
       09/21/00                    50000                          1.500
       09/22/00                    18400                          1.438
       09/25/00                    31600                          1.438
       09/25/00                    50000                          1.438
       09/25/00                    50000                          1.438
       09/25/00                    50000                          1.438
       09/26/00                    99000                          1.375
       09/28/00                    99000                          1.125
       09/28/00                    99000                          1.125
       09/28/00                    99000                          1.125
       09/28/00                    99000                          1.125
       09/29/00                    99000                          1.063
       09/29/00                    99000                          1.063
       09/29/00                    99000                          1.063
       09/29/00                    99000                          1.063
       10/03/00                    25000                          1.125
       10/03/00                    50000                          1.125
       10/03/00                    22000                          1.125
       10/03/00                    20000                          1.125
       10/03/00                    25000                          1.125
       10/03/00                    50000                          1.125
       10/03/00                    25000                          1.125




Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

NONE


Item 7.  Material to be Filed as Exhibits.

NONE



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CUSIP No.      928559 10 3            13D                 PAGE  6  of  6  PAGES
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Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 13, 2000
 ...............................................................................
Date

/s/ John Falkner
 ...............................................................................
Signature

John Falkner
 ...............................................................................
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).